Exhibit 99.1

QIWI Announces Changes to The Board of Directors

NICOSIA, CYPRUS – March 9, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced changes in the composition of the Board of Directors and its Committees with effect from March 07, 2023.

Mr. Lev Kroll has joined the Board of Directors of QIWI as an Independent Director with effect from March 07, 2023. Mr. Kroll was appointed as a member of the Audit Committee and the Strategy and Sustainable Development Committee.

Mr. Kroll has a strong background in marketing and entrepreneurship and holds a profound diverse expertise in such areas as advisory, mentoring, consulting, strategic positioning and business structuring. Mr. Kroll currently serves as General Manager and Chief Strategy Officer at AppCapital.vc, a company with a diverse portfolio of subscription-type applications aimed for scale through a marketing and product development. Prior to current appointments, Mr. Kroll was a cofounder of Manufactura, social media agency, worked as Chief Marketing Officer (CMO) at Claustrophobia, and had international experience in Incantico where he oversaw the launch of the business and its growth. For the most recent years, Mr. Kroll has served as a CMO focused on smart devices and AI technologies, aiming to help software companies tackle hardware challenges. Mr. Kroll graduated from Higher School of Economics, Moscow with a degree in Sociology.

The Audit Committee in a new composition of members include Messrs. Alexey Blagirev, Alexey Ivanov and Lev Kroll, Mr. Alexey Ivanov being the Chair of the Audit Committee.

The Compensation Committee in a new composition of members include Messrs. Alexey Ivanov, Oxana Sirotinina and Alexey Solovyev, with Ms. Oxana Sirotinina being the Chair of the Compensation Committee.

The Strategy and Sustainable Development Committee in a new composition of members include Messrs. Alexey Blagirev, Alexey Solovyev, Andrey Protopopov and Lev Kroll, with Mr. Alexey Blagirev being the Chair of the Strategy and Sustainable Development Committee.

Mr. Sergey Solonin, the Chairman of the Board of Directors, commented: “I would like to welcome Lev Kroll to the QIWI’s Board of Directors. Lev brings many years of experience in marketing as well as overseeing various business functions. We look forward to his contribution in safeguarding the interests of all of our shareholders, partners, customers, and other stakeholders during these extraordinary times”.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

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ir@qiwi.com